SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 12, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications will enter the Television Services Market in the first half of 2017

PARTNER COMMUNICATIONS WILL ENTER THE T
ELEVISION SERVICES MARKET IN THE FIRST HALF OF 2017

ROSH HA'AYIN, Israel, September 12, 2016 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that further to the Company's previous reports, the Company plans to enter the television services market in the first half of 2017, and is finalizing arrangements for that objective.

The provision of the television services is in line with the Company's strategy to be a comprehensive telecommunications company that provides its customers with a wide range of telecommunication services.

The Company anticipates that the Anti-Trust Authority, the Ministry of Communications and the Ministry of Finance will increase their efforts to remove the existing barriers in the broadcasting market in order to encourage competition that will benefit the Israeli consumer.

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements include: (i) the Company's intention to enter the television services market in the first half of 2017; and (ii) the Company's anticipation that the regulators will increase their efforts to remove existing barriers in the broadcasting market and insofar as the Company's expectations will not be realized, this may have an adverse effect on the Company's business and the business results of its activities as well as on the competition in the television broadcast market. These statements are subject to risks, uncertainties and assumptions, including: (i) the Company's ability to finalize arrangements within the expected timeframe; and (ii) whether the regulators will implement effectively anti-trust measures regulating the television broadcast market, including with respect to the ‘must sell’ requirement for sports content and linear broadcast channels over the internet and insofar as these events will not occur, this might have an adverse effect on the Company's entrance into the television broadcast market and its ability to open the market for competition and reduce prices for consumers.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the "Partner" brand and the "012 Smile" brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Ziv Leitman Chief Financial Officer Tel: +972 (54) 781 4951	Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: September 12, 2016